UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the month of:	May 2016

Commission File Number	333-183376

(Translation of registrant’s name into English)

357 Bay Street, Suite 902, Toronto, Ontario, M5H 2T7, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]                                  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

EXPLANATORY NOTE

On May 3, 2016, Xtra-Gold Resources Corp. (the “Company”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents:

•	Unaudited consolidated interim statements for the three months ended March 31, 2016;

•	Management’s discussion and analysis of financial conditions and results of operations for the three months ended March 31, 2016;

•	Form 52-109F2 - Certification of interim filings – Full Certification on for the three months ended March 31 , 2016 by the Company’s Chief Executive Officer (“CEO”); and

•	Form 52-109F2 - Certification of interim filings – Full Certification on for the three months ended March 31, 2016 by the Company’s Chief Financial Officer (“CFO”).

SUBMITTED HEREWITH

Exhibit	Description of Exhibit

99.1	Unaudited interim consolidated financial statements for the period ended March 31, 2016;

99.2	Management’s discussion and analysis of financial conditions and results of operations for the period ended March 31, 2016;

99.3	Form 52-109F2 – CEO Certification of interim filings; and

99.4	Form 52-109F2 – CFO Certification of interim filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 3, 2016	XTRA-GOLD RESOURCES CORP.
(Registrant)

	By:	/s/ James Longshore
James Longshore,
Chief Executive Officer